Nexxus Lighting, Inc.

124 Floyd Smith Drive, Suite 300

Charlotte, North Carolina 28262

December 11, 2009

VIA EDGAR AND FACSIMILE

Ms. Pamela A. Long

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Nexxus Lighting, Inc.: Registration Statement on Form S-1 (File No. 333-162743)

Dear Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Nexxus Lighting, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), on December 15, 2009 or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Suzan A. Abramson, Esq. at 407-418-6293 of Lowndes, Drosdick, Doster, Kantor & Reed, P.A., counsel to the Company, with any questions about this acceleration request.

Very truly yours, Nexxus Lighting, Inc.

By:	/s/ Michael A. Bauer
Name:	Michael A. Bauer
Title:	President and Chief Executive Officer